Pocket Counsel, Inc.

Luc Nguyen, Esq.

1192 Draper Pkwy., #244

Draper, UT 84020

Ph: (801) 349-8274

January 27, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

Attn: Mr. Edward M. Kelly

100 F Street, NE

Washington, D.C. 20549-4631

Re: Auscrete Corporation, A Wyoming Corporation

Pre-effective Amendment 12 to Registration Statement on Form S-1

Filed: January 5, 2012

File No: 33-166976

Dear Mr. Kelly,

I am writing in response to your letter dated January 19, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves to respond to those specific requests for information or clarification addressed in your letter in relation to the Registration Statement.

General

1. We note that the marked version of your amendment indicates that changes are being made in numerous sections of the document where no changes are made. In future filings, please ensure that the marked version indicates changes are being made only where changes are made. The Company has duly noted the Commission's comment.

2. We note that Mr. Sprovieri contributed certain assets and equipment in exchange for 675,000 shares of common stock. Please clarify for us why the value of those assets is not included in your total assets on December 31, 2011. To the extent that you determine the assets should be included, please revise to disclose how the assets were valued. The line in the balance sheet was inadvertently deleted during preparation for filing. The assets that were valued were only those that were common in the general market and were valued at carrying costs of the vendor but at all times were at or below verifiable market values. The changes have been made accordingly.

3. Please clarify for us why you did not incur any expenses for the year ended December 31, 2011. In an attempt to advance this initiative, all costs for the ongoing Registration Statement have been borne by the directors without promise of repayment or reimbursement by the Company.

4. Please identify the selling shareholders as underwriters on the cover page of the prospectus and in the sections entitled "Selling Shareholders" and "Plan of Distribution." It is our position that individuals who receive shares from a shell company are considered underwriters in connection with any resales of such shares. As the company appears to be a shell company as defined in Rule 405, the selling shareholders should be identified as underwriters in your prospectus. The registration statement has been revised accordingly.

5. It appears that you are registering 100% of your outstanding common stock for resale, including 90.4% held by your officers and directors, Messr. Sprovieri, Beers and Jett. Given their relationship with the company and the amount of shares that the officers and directors are registering for resale, it appears that they may be offering shares by or on behalf of the company, as such their offering may be a primary offering. Please revise you disclosure to either state that the officers and directors will offer their shares at a fixed price for the duration of the offering, or significantly reduce the number of shares that they are offering for resale. The registration statement has been revised to clarify that the officers and directors will offer their shares at a fixed price for the duration of the offering.

Prospectus Cover Page

6. Please clarify, here and in the section entitled "Plan of Distribution," the date by which you must sell the minimum number of shares and that if you do not sell the minimum number of shares by this date, you will promptly return all funds to subscribers. The registration statement has been revised accordingly.

7. Please disclose, here and in the section entitled "Plan of Distribution," whether you have any arrangements to place the funds in escrow, trust, or similar account until the minimum is met. See Item 501(b)(8)(iii) of Regulation S-K. The registration statement has been revised accordingly.

The Offering, Page 3

8. Clarify that the selling shareholders will sell their shares of common stock at a fixed price of $0.30 per share until the shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices. Further, clarify that Auscrete will not receive any of the proceeds from the sale of shares of common stock offered by the selling shareholders. We note that you have included this information on the cover page, but you should provide complete information about the offering, including the selling shareholder portion, in this section as well. The registration statement has been revised accordingly.

9. Disclosures that substantially all of the net proceeds of the Offering are intended generally to be applied toward effecting a business combination and that prospective investors will invest in the company without an opportunity to evaluate the specific merits or risks of any one or more business combinations are inconsistent with disclosures elsewhere in the registration statement, including the summary and use proceeds sections that the company will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures and, potentially for establishing its manufacturing facilities, distribution channels, and construction operations. Please reconcile the disclosures. References to a business combination in the disclosures has been removed.

Use of Proceeds, Page 10

10. Explain why Auscrete is applying $7,500 of proceeds to acquisition costs. This entry has been removed.

Selling Shareholders, Page 11

11. Indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with FPM or any of its predecessors or affiliates. See Item 507 of Regulation S-K. No such relationships exist with FPM or otherwise.

12. For a selling stockholder such as VAWT Earth Wind and Power that is a legal entity, identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholder. Refer to Question 140.02 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website. Registration Statement revised accordingly.

13. To the extent applicable, explain the relationship, of any, of selling shareholders having the same surname. For example, refer to John Sprovieri and Mary E. Sprovieri. Registration Statement revised accordingly.

14. Please revise footnote (3) to the table to describe the transaction(s) in which the selling shareholders acquired their shares, including when the transactions took place and the amount and nature of the consideration paid for the shares. Footnote (3) has been revised to include a reference to Item 15 of Part II of the Prospectus with information regarding the information suggested.

15. State the value of the assets acquired by the company in exchange for issuance of 675,000 shares of common stock to Mr. Sprovieri on December 1, 2011. We note the disclosure on page II-1. Registration statement revised accordingly.

16. Please add a clarification to this disclosure that your shares are not currently eligible to be resold under Rule 144 because you are a shell company, and that Rule 144 will not become available until 12 months after you have filed current Form 10 information with the Commission reflecting your status as an entity that is no longer a shell company. Please see Rule 144(i). Registration statement revised accordingly.

Summary Compensation Table, page 31

17. Please provide compensation date for the fiscal year ended December 31, 2011. Registration Statement revised accordingly.

Exhibits

18. Please indicate whether each of the exhibits has been filed or will be filed by amendment. We note that no exhibits have been filed with this amendment. Each of the exhibits have already been filed.

Exhibit C

19. Please file a new legality opinion that reflects the shares being offered in this transaction. The current legality opinion on file covers only 3,125,000 newly issued shares. The opinion must cover all of the 10,000,000 shares to be issued and the 1,742,500 shares offered by selling shareholders. A new legality opinion has been filed.

Exhibit 23.1

20. Please revise your registration statement to provide an updated consent from your auditors. A new consent has been added.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen

Luc Nguyen, Esq.